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                    APPALACHIAN POWER COMPANY
                       PUTNAM COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 23272
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1998





                             CONTENTS



                                                          Page

Statements of Transfer Fees Charged                         1

Summary of Costs Incurred                                   2

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
                         APPALACHIAN POWER COMPANY
                           PUTNAM COAL TERMINAL
                    STATEMENTS OF TRANSFER FEES CHARGED
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1998
                                               July 1998                  August 1998                  September 1998
                                       Tons       Fee     Amount   Tons        Fee     Amount   Tons        Fee      Amount
                                               (per ton)   (000)            (per ton)   (000)            (per ton)    (000)

TRANSFER FEES CHARGED
  Appalachian Power Company:(a)
   -Mountaineer Plant. . . . . . . .   75,870   $2.95      $224    104,969   $2.95      $310     96,305   $2.95       $284
   -Sporn Plant. . . . . . . . . . .    2,884   $2.95         9       -        -          -        -        -           -

  Ohio Power Company:(b)
   -Amos Plant (c) . . . . . . . . .  109,004     N/A         2(d) 165,486     N/A         2(d) 134,688     N/A          2(d)
   -Sporn Plant. . . . . . . . . . .    3,167     -           2       -                   -        -        -           -

         TOTAL . . . . . . . . . . .  190,925              $237    270,455              $312    230,993               $286

(a) Excludes any return on investment since the Company's investment in the terminal is included in its rate base.
(b) Includes return on investment associated with the utilization of the terminal.
(c) Represents monthly settlement with Ohio Power Company in order to equalize the investment in the facilities that are used in common by the Amos Plant and the Putnam Coal Terminal.  The settlement is  based on the  usage of those facilities and represents a return on investment and not a transfer fee.
(d) Estimated utilization payment.
N/A Not Applicable.
/TABLE
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
                         APPALACHIAN POWER COMPANY
                           PUTNAM COAL TERMINAL
                         SUMMARY OF COSTS INCURRED
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1998
                                                                  Three
                                                                  Months
                                 July      August    September    Ended
                                 1998       1998        1998      9/30/98
                                             (in thousands)
Salaries and Benefits. . . . . . $ 83       $ 78        $ 91       $252
Depreciation . . . . . . . . . .   60         60          60        180
Taxes Other Than Income Taxes* .   15         15          15         45
Materials & Supplies . . . . . .   (4)         8           3          7
Electricity. . . . . . . . . . .    6          6           7         19
Other. . . . . . . . . . . . . .  114         80         210        404

          Total**. . . . . . . . $274       $247        $386       $907

 * Excludes FICA, Federal Unemployment and State Unemployment taxes.
   These costs are reflected in salaries and benefits.
** Excludes cost of capital discussed in the footnotes on page 1.
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